EXHIBIT 10.13
University of Pennsylvania
License Agreement
This Agreement (this “Agreement”) is between The Trustees of the University of Pennsylvania, a Pennsylvania nonprofit corporation (“Penn”), and Acuity Pharmaceuticals, Inc., a Delaware corporation (“Company”). This Agreement is being signed on March 31, 2003. This Agreement will become effective on March 31, 2003 (the “Effective Date”).
BACKGROUND
Penn owns certain intellectual property developed by Dr. Michael J. Tolentino, Mr. Samuel J. Reich and Mr. Enrico M. Surace of Penn’s School of Medicine, Department of Ophthalmology, relating to the body of work known as RNA interference (the “RTS Intellectual Property”). Penn also owns certain applications for United States letters patent relating to the RTS Intellectual Property. Company desires to obtain an exclusive license under the patent rights to exploit the RTS Intellectual Property. Company also desires to fund further research by Dr. Tolentino and Dr. Jean Bennett and their respective groups under a separate agreement. Penn has determined that the exploitation of the RTS Intellectual Property by Company is in the best interests of Penn and is consistent with its educational and research missions and goal.
Simultaneously with the execution of this Agreement, Penn and Company are executing an exclusive license agreement for certain intellectual property developed by Dr. Alan Gewirtz (together with the RTS Intellectual Property, the “Intellectual Property”), also relating to the body of work known as RNA interference (the “Gewirtz License Agreement”).
In consideration of the mutual obligations contained in this Agreement, and intending to be legally bound, the parties agree as follows:
1. LICENSE
     1.1. License Grant. Penn grants to Company an exclusive, world-wide license (the "License”) to make, have made, use, import, sell and offer for sale Licensed Products during the Term (as such terms may be defined in Sections 1.2 and 6.1). The License includes the right to sublicense as permitted by this Agreement. No other rights or licenses are granted by Penn.
     1.2. Related Definitions.
     The term “Licensed Products” means products that are made, made for, used, imported, sold or offered for sale by Company or its Affiliates or sublicensees and that either (i) in the absence of this Agreement, would infringe at least one claim of the Penn Patent Rights or (ii) use a process or machine covered by a claim of Penn Patent Rights.
     The term “Sale” means any bona fide transaction for which consideration is received or expected for the sale, use, lease, transfer or other disposition of a Licensed Product, and a Sale is deemed completed at the time that Company or its Affiliate or sublicensee invoices, ships or receives payment for a Licensed Product, whichever occurs first.
     The term “Penn Patent Rights” means all patent rights represented by or issuing from: (i) the United States patent applications and/or Penn docket numbers listed in Exhibit A; (ii) any continuation, divisional and re-issue applications of (i); and (ii) any foreign counterparts and extensions of (i) or (ii).
     The term “Affiliate” means a legal entity that is controlling, controlled by or under common control with Company and that has executed either this Agreement or a written Joinder Agreement agreeing to be bound by all of the terms and conditions of this Agreement. For purposes of this Section 1.2, the word “control” means (i) the direct or indirect ownership of more than fifty percent (50%) of the outstanding voting securities of a legal entity, (ii) the right to receive fifty percent (50%) or more of the profits or earnings of a legal entity or (iii) the right to determine the policy decisions of a legal entity.
     The term “Significant Transaction” shall mean a single transaction or series of related transactions consisting of or resulting in any of the following: (i) an assignment of the License, (ii) an exclusive worldwide sublicense of all or substantially all of the intellectual property rights granted to Company under this Agreement and a non-exclusive or exclusive, in either case, worldwide sublicense of all or substantially all of the intellectual property rights granted to Company under the Gewirtz License Agreement, (iii) an initial public offering of securities by Company or other transaction resulting in either: (a) Company becoming a public company or (b) any of Company’s securities being traded on a nationally recognized stock exchange or automated quotation system, (iv) a sale, license or other disposition of all or substantially all of Company’s assets, or (v) a reorganization, consolidation or merger of Company, or sale or transfer of the securities of Company, where the holders of Company’s outstanding voting securities before the transaction beneficially own less than fifty percent (50%) of the outstanding voting securities, or hold less than fifty percent (50%) of the voting power of the voting securityholders of the surviving entity after the transaction. Notwithstanding anything above to the contrary, a Significant Transaction shall not be deemed to occur as a result of a bona fide, arms-length equity financing for cash in which Company issues securities representing more than fifty percent (50%) of the voting power of its securityholders to venture capital or other similar investors who do not actively manage day-to-day operations of Company.
     1.3. Reservation of Rights by Penn. Penn reserves the right to use, and to permit other non-commercial entities to use, the Penn Patent Rights for educational and research purposes only.

     1.4. U.S. Government Rights. The parties acknowledge that the United States government retains rights in intellectual property funded under any grant or similar contract with a Federal agency. The License is expressly subject to all applicable United States government rights, including, but not limited to, any applicable requirement that products, which result from such intellectual property and are sold in the United States, must be substantially manufactured in the United States as conditioned by 37 CFR 401.
     1.5. Sublicense Conditions. The Company’s right to sublicense granted by Penn under the License is subject to each of the following conditions:
          (a) In each sublicense agreement, Company will prohibit the sublicensee from further sublicensing and require the sublicensee to comply with the terms and conditions of this Agreement.
          (b) Within thirty (30) days after Company enters into a sublicense agreement, Company will deliver to Penn an executed copy of the entire sublicense agreement written in the English language. Penn’s receipt of the sublicense agreement, however, will not constitute a waiver of any right of Penn or obligation of Company under this Agreement.
          (c) In the event that Company causes or experiences a Trigger Event (as defined in Section 6.4), all payments due to Company and its Affiliates or sublicensees under the sublicense agreement will, upon notice from Penn to such Affiliate or sublicensee, become payable directly to Penn for the account of Company. Upon receipt of any such funds, Penn will remit to Company the amount by which such payments exceed the amounts owed by Company to Penn.
          (d) Company’s execution of a sublicense agreement will not relieve Company of any of its obligations under this Agreement. Company is primarily liable to Penn for any act or omission of an Affiliate or sublicensee of Company that would be a breach of this Agreement if performed or omitted by Company, and Company will be deemed to be in breach of this Agreement as a result of such act or omission.
2. DILIGENCE
     2.1. Development Plan. Company will deliver to Penn, within ninety (90) days after the Effective Date, a copy of an initial development plan for the Penn Patent Rights (the "Development Plan”). The purpose of the Development Plan is (a) to demonstrate Company’s capability to bring the Penn Patent Rights to commercialization, (b) to project the timeline for completing the necessary tasks, and (c) to measure Company’s progress against the projections. Thereafter, Company will deliver to Penn an annual updated Development Plan no later than December 1 of each year during the Term. The Development Plan will include, at a minimum, information to be mutually agreed upon by the parties hereto.
     2.2. Company’s Efforts. Company will use commercially reasonable efforts to develop, commercialize, market and sell Licensed Products in a manner consistent with the Development Plan.
     2.3. Diligence Events. The Company will use commercially reasonable efforts to achieve each of the diligence events by the applicable completion date listed in the table below for the first product to be commercialized by the Company pursuant to this Agreement or the Gewirtz License Agreement.

DILIGENCE EVENT	COMPLETION DATE
Delivery to Penn of a preliminary business plan	June 30, 2003
Raising at least an aggregate of $5 Million in equity investment capital from qualified investors	December 31, 2004
Filing of IND for first Licensed Product	January 31, 2005
Initiation of Phase II clinical trials for first Licensed Product	December 31, 2007
Initiation of Phase III clinical trials for first Licensed Product	December 31, 2010
First commercial Sale of first Licensed Product	December 31, 2013
3. FEES AND ROYALTIES
     3.1. Equity Issuance. In partial consideration of the License, Company will issue to Penn on the Effective Date such number of shares of Common Stock of the Company as will cause Penn to own at least twenty six and eight tenths percent (26.8%) of the capital stock of Company on a fully diluted basis, assuming the exercise, conversion and exchange of all outstanding securities of Company for or into shares of Common Stock. The issuance of equity to Penn will be pursuant to a Stock Purchase Agreement and a Stockholders Agreement between Company and Penn, the forms of which are attached as Exhibits C and D (the “Equity Documents”).
     3.2. Dilution Protection. In partial consideration of the License, through the closing of the equity financing round at which Company has raised cumulatively at least an aggregate of seven hundred and fifty thousand dollars ($750,000) in net proceeds to Company of equity financing from qualified investors, Company will issue to Penn, from time to time and at no additional consideration, such additional number of shares of Common Stock of Company as will cause Penn to continue to hold in the aggregate twenty six and eight tenths percent (26.8%) of the capital stock of Company on a fully diluted basis, assuming the exercise, conversion and exchange of all outstanding securities of Company for or into shares of Common Stock.
     3.3. Milestone Payments. In partial consideration of the License, Company will pay to Penn the applicable milestone payment listed in the table below after achievement of each milestone event for the first product commercialized and sold by the Company or its Affiliates pursuant to this Agreement or the Gewirtz License Agreement.

MILESTONE	PAYMENT
Initiation of Phase II clinical trials for first Licensed Product	$50,000
Initiation of Phase III clinical trials for first Licensed Product	$300,000
First commercial Sale of first Licensed Product	$600,000

     3.4. Earned Royalties. In partial consideration of the License, Company will pay to Penn a royalty of two percent (2%) of Net Sales of a Licensed Product sold by Company or its Affiliates (but not sublicensees) during each Quarter following the occurrence of a Significant Transaction. In partial consideration of the License, Company will pay to Penn a royalty of one percent (1%) of Net Sales of each Licensed Product sold by sublicensees of the Company (and not the Company or its Affiliates) during each Quarter following the occurrence of a Significant Transaction. The term “Quarter” means each three-month period beginning on January 1, April 1, July 1 and October 1. The term “Net Sales” means the consideration received from, or fair market value attributable to, each Sale of a Licensed Product, less Qualifying Costs directly attributable to a Sale and borne by Company or its Affiliates or sublicensees. For purposes of determining Net Sales, the words “fair market value” mean the cash consideration that Company or its Affiliates or its sublicensees would realize from an unrelated buyer in an arms length sale of an identical item sold in the same quantity and at the time and place of the transaction. The term “Qualifying Costs” means: (a) customary discounts in the trade for quantity purchased, prompt payment or wholesalers and distributors; (b) credits or refunds for claims or returns that do not exceed the original invoice amount; (c) prepaid outbound transportation expenses and transportation insurance premiums; and (d) sales and use taxes and other fees imposed by a governmental agency.
     3.5. Reduction of Royalty. If Company is required to pay royalties to Penn and third parties that, in the aggregate, exceed four percent (4%) of Net Sales (the “Total Royalty”) to commercialize a Licensed Product, the royalties due to Penn for such time, with respect to such a Licensed Product shall be reduced by two tenths of one percent (0.2%) for every one percent (1%) the aggregate royalty exceeds four percent (4%) of Net Sales. To clarify, Company shall pay to Penn a royalty of 2% — (0.2*(Total Royalty — 4%)) of the Net Sales. In no event shall the royalties due to Penn be reduced below one percent (1%) of Net Sales.
     3.6. Sublicense Fees. Except as otherwise provided below, in partial consideration of the License, Company will pay to Penn a sublicense fee of two percent (2%) of all payments and the fair value of all other consideration of any kind received by Company from sublicensees.
     Notwithstanding anything above to the contrary, no sublicense fee under this Section 3.6 will be due to Penn with respect to any of the following consideration received by Company: (i) consideration received by the Company from sublicensees before the earlier of (a) the third anniversary of the Effective Date and (b) the occurrence of a Significant Transaction as long as such fees are reinvested in the development of the Intellectual Property, (ii) royalties paid to Company by a sublicensee based upon sales or net sales of Licensed Products by the sublicensee; (iii) equity investments in Company by a sublicensee, up to the amount of the fair market value of the equity purchased on the date of the investment as reasonably determined under the circumstances; (iv) sponsored research funding paid to Company by a sublicensee in a bona fide transaction for future research to be performed by Company; (v) payments for consulting services actually performed by Company in a bona fide transaction at arms length rates; and (vi) intellectual property rights received by Company from a sublicensee, including, but not limited to, licenses or sublicenses to intellectual property rights, covenants not to compete against Company, or agreements not to assert claims against Company.
     3.7. Non-Assertion and Non-Duplication. Net Sales of any Licensed Product, including, but not limited to, Licensed Products pursuant to any other License Agreement executed by Company, shall not be subject to more than one assessment of any scheduled royalty or fee payable to Penn pursuant to this Agreement and the Gewirtz License Agreement; such assessment shall be the lowest applicable royalty and/or fee payable to Penn. Penn shall not assert any right to royalties or fees for any other Licensed Product other than the one with the lesser royalty.
     3.8. Transaction Fee. In partial consideration of the License, Company will pay to Penn, within ninety (90) days after the execution of this Agreement, a one-time, non-refundable, non-creditable transaction fee of up to $10,000 with respect to Penn’s licensing and legal expenses in connection with this Agreement, the Gewirtz License Agreement and the Equity Documents.
4. REPORTS AND PAYMENTS
     4.1. Royalty Reports. Within forty-five (45) days after the end of each Quarter, Company will deliver to Penn a report, certified by the chief financial officer of Company, detailing the calculation of all royalties and fees due to Penn for such Quarter. Unless otherwise included on a form provided to Company by Penn or otherwise agreed to by Penn, this report will include, at a minimum: (a) the number of Licensed Products involved in Sales, listed by product, by country; (b) gross consideration invoiced, billed or received for Sales in the Quarter; (c) Qualifying Costs, listed by category of cost; (d) Net Sales, listed by product, by country; (e) sublicense fees and other consideration received by Company from sublicensees, listed by product, by country; and (f) royalties and fees owed to Penn, listed by category, by product, by country.
     4.2. Payments. Company will pay all royalties and fees due to Penn under Article 3, that have not been paid in advance, within forty-five (45) days after the end of the Quarter in which the royalties or fees accrue.
     4.3. Records. Company will maintain, and will cause its Affiliates and sublicensees to maintain, adequate books and records to verify Sales, Net Sales, and all of the royalties, fees, and other payments due under this Agreement. The records for each Quarter will be maintained for at least four (4) years after submission of the applicable report required under Section 4.1.
     4.4. Audit Rights. Upon reasonable prior written notice to Company, Company and its Affiliates and sublicensees will provide Penn and its accountants with access to all of the books and records required by Section 4.3 to conduct a review or audit of Sales, Net Sales, and all of the royalties, fees, and other payments payable under this Agreement. Access will be made available: (a) during normal business hours; (b) in a manner reasonably designated to facilitate Penn’s review or audit without disruption to Company’s business; and (c) no more than once each calendar year during the Term and for a period of four (4) years thereafter. Company will promptly pay to Penn the amount of any underpayment, if undisputed, determined by the review or audit plus accrued interest. If the review or audit determines that Company has underpaid any royalty payment by five percent (5%) or more, then Company will also promptly pay the costs and expenses of Penn and its accountants in connection with the review or audit. In addition once annual Sales of Licensed Products exceed twenty five million dollars ($25,000,000), at the written request of Penn, Company will conduct, at least once every two (2) years at its own expense, which expense shall not be reasonably expected to exceed fifteen thousand dollars ($15,000), an independent audit of Sales, Net Sales, and all of the royalties, fees and other payments payable under this Agreement. Promptly after completion of the audit, Company will provide to Penn a copy of the report of the independent auditors.
     4.5. Information Rights. Until the closing of the Company’s initial public offering, Company will provide to Penn, at least as frequently as they are distributed to the Board of Directors or management of Company, copies of: (a) relevant portions of all Board and managerial reports that relate to the Penn Patent Rights or the Licensed Products; and (b) relevant portions of all business plans, projections and financial statements for Company that are distributed to the Board of Directors or management of Company and which are related to the Penn Patent Rights or the Licensed Products. After the closing of the Company’s IPO, Company will provide to Penn, promptly after filing, a copy of each annual report, proxy statement, 10-K, 10-Q and other material report filed with the U.S. Securities and Exchange Commission.
     4.6. Currency. All dollar amounts referred to in this Agreement are expressed in United States dollars. All payments will be made in United States dollars. If Company receives payment from a third party in a currency other than United States dollars for which a royalty or fee is owed under this Agreement, then (a) the payment will be converted into United States dollars at the conversion rate for the foreign currency as published in the eastern edition of The Wall Street Journal as of the last business day of the Quarter in which the payment was received by Company, and (b) the conversion computation will be documented by Company in the applicable report delivered to Penn under Section 4.1.
     4.7. Place of Payment. All payments by Company are payable to “The Trustees of the University of Pennsylvania” and will be made to the following addresses:

By Electronic Transfer:	By Check:
Mellon Bank East ABA #031000037 Account Number 2945020 C/o CTT/ T. Dunn	The Trustees of the University of Pennsylvania C/o Center for Technology Transfer P.O. Box 7777-W3850 Philadelphia, PA 19175-3850

     4.8. Interest. All amounts that are not paid by Company when due will accrue interest from the due date until paid at a rate equal to one percent (1.0%) per month (or the maximum allowed by law, if less).
5. CONFIDENTIALITY AND USE OF PENN’S NAME
     5.1. Confidential Disclosure Agreement. If Company and Penn entered into one or more Confidential Disclosure Agreements prior to the Effective Date, then such agreements will continue to govern the protection of confidential information under this Agreement, and each Affiliate and sublicensee of Company will be bound to Company’s obligations under such agreements.
     5.2. Company’s Obligation. If, however, no Confidential Disclosure Agreement has been entered into between Company and Penn prior to the Effective Date, then the terms of this Section 5.2 apply. The term “Confidential Information” includes all technical information, inventions, developments, discoveries, software, know-how, methods, techniques, formulae, data, processes and other proprietary ideas, whether or not patentable, that Penn identifies as confidential or proprietary at the time it is delivered or communicated to Company. Company will maintain in confidence and not disclose to any third party any Confidential Information. Company will use Confidential Information only for purposes of this Agreement. Company will ensure that Company’s Affiliates, sublicensees and employees have access to Confidential Information only on a need to know basis and are obligated in writing to abide by Company’s obligations under this Agreement. The obligations under this Section 5.2 will not apply to: (a) information that is known to Company or independently developed by or for Company prior to the time of disclosure, in each case, to the extent evidenced by written records; (b) information that is disclosed to Company by a third party that has a right to make such disclosure; (c) information that becomes patented, published or otherwise part of the public domain through no fault of the Company; or (d) information that is required to be disclosed by order of United States governmental authority or a court of competent jurisdiction, provided that Company shall use its reasonable best efforts to obtain confidential treatment of such information by such agency or court.
     5.3. Disclaimer. Penn is not obligated to accept any confidential information from Company, except for the reports required by Sections 2.1 and 4.1 Penn, acting through its Center for Technology Transfer and finance offices, will use reasonable best efforts not to disclose to any third party outside of Penn any confidential information of Company contained in those reports, subject to exceptions analogous to those contained in Section 5.2(a) — (d) above. Penn bears no institutional responsibility for maintaining the confidentiality of any other information of Company. Company may elect to enter into confidentiality agreements with individual investigators at Penn that comply with Penn’s internal policies.
     5.4. Use of Penn’s Name. Company and its Affiliates, sublicensees, employees, and agents may not use the name, logo, seal, trademark, or service mark (including any adaptation of them) of Penn or any Penn school, organization, employee, student or representative, without the prior written consent of Penn.
6. TERM AND TERMINATION
     6.1. Term. This Agreement will commence on Effective Date and terminate upon the later of: (a) the expiration or abandonment of the last patent to expire or become abandoned of the Penn Patent Rights; or (b) if no patent has yet issued from the Penn Patent Rights, ten (10) years after the first commercial sale of the first Licensed Product (as the case may be, the "Term”).
     6.2. Early Termination by Company. Company may terminate this Agreement at any time upon sixty (60) days’ prior written notice to Penn after completing each of the following: (a) ceasing to make, have made, use, import, sell and offer for sale all Licensed Products; (b) terminating all sublicenses and causing all Affiliates and sublicensees to cease making, having made, using, importing, selling and offering for sale all Licensed Products; and (c) paying all amounts owed to Penn under this Agreement and any sponsored research agreement through the date of termination.
     6.3. Early Termination by Penn. Penn may terminate this Agreement if: (a) Company is more than ninety (90) days late in paying to Penn any amounts owed under this Agreement and does not immediately pay Penn in full upon demand; (b) Company or its Affiliates breaches this Agreement and does not cure the breach within ninety (90) days after written notice by Penn to Company of the breach; or (c) Company experiences a Trigger Event.
     6.4. Trigger Event. The term “Trigger Event” means any of the following: (a) a material default by Company under any sponsored research agreement between Penn and Company or any of the Equity Documents that is not cured during any specified cure periods; (b) if Company (i) becomes insolvent, bankrupt or generally fails to pay its debts as such debts become due; (ii) is adjudicated insolvent or bankrupt; (iii) admits in writing its inability to pay its debts; (iv) suffers the appointment of a custodian, receiver or trustee for it or its property and, if appointed without its consent, not discharged within thirty (30) days; (v) makes an assignment for the benefit of creditors; or (vi) suffers proceedings being instituted against it under any law related to bankruptcy, insolvency, liquidation or the reorganization, readjustment or the release of debtors and, if contested by it, not dismissed or stayed within ten (10) days; (c) the institution or commencement by Company of any proceedings under any law related to bankruptcy, insolvency, liquidation, or the reorganization, readjustment or release of debtors; (d) the entering of any order for relief relating to any of the proceedings described in Section 6.4(b) or (c) above; (e) the calling by Company of a meeting of its creditors with a view to arranging a composition or adjustment of its debts; or (f) the act or failure to act by Company indicating its consent to, approval of or acquiescence in any of the proceedings described in Section 6.4(b) — (e) above. The events specified in this section 6.4 shall also apply to actions taken by Affiliates of the Company if the taking of any action described in this section by an Affiliate of the Company causes a material adverse effect to Penn’s rights under this Agreement.
     6.5. Effect of Termination. Upon termination of this Agreement for any reason: (a) the License terminates; (b) Company and all its Affiliates and sublicensees will cease all making, having made, using, importing, selling and offering for sale all Licensed Products; (c) Company will pay to Penn all amounts owed to Penn through the date of termination under this Agreement and any sponsored research agreement; (d) Company will, at Penn’s written request, return to Penn all Confidential Information and provide to Penn copies of all data regarding the Intellectual Property generated by Company during the Term that will facilitate the further development of the RTS Intellectual Property that had been licensed under this Agreement; and (e) in the case of termination under Section 6.3, all duties of Penn and all rights (but not duties) of Company under this Agreement immediately terminate without further action required by either Penn or Company.
     6.6. Survival. Company’s obligation to pay all amounts owed to Penn under this Agreement will survive the termination of this Agreement for any reason. Section 13.10 and Articles 4, 5, 6, 9, 10, and 11 will survive the termination of this Agreement for any reason in accordance with their respective terms.
7. PATENT MAINTENANCE AND REIMBURSEMENT
     7.1. Patent Maintenance. Penn controls the preparation, prosecution and maintenance of the Penn Patent Rights and the selection of patent counsel, with input from Company. If, however, Company decides to manage the preparation, prosecution and maintenance of the Penn Patent Rights with input from Penn, then Company and Penn will enter into with patent counsel a Client and Billing Agreement in the form attached as Exhibit E. As of the date of this Agreement, Company and Penn have entered into a Client and Billing Agreement.
     7.2. Patent Reimbursement. Unless otherwise provided by any Client and Billing Agreement, Company will reimburse Penn for all documented attorneys fees, expenses, official fees and all other charges incident to the preparation, prosecution and maintenance of Penn Patent Rights within thirty (30) days after the Company’s receipt of invoices for such fees, expenses, and charges.
8. INFRINGEMENT
     8.1. Notice. Company and Penn will notify each other promptly of any infringement of the Penn Patent Rights that may come to their attention. Company and Penn will consult each other in a timely manner concerning any appropriate response to the infringement.
     8.2. Prosecution. Company may prosecute any infringement of the Penn Patent Rights at Company’s expense. Company shall not settle or compromise any such litigation in a manner that imposes any obligations or restrictions on Penn or grants any rights in the Penn Patent Rights without Penn’s prior written permission. Financial recoveries from any such litigation will be: (a) first, applied to reimburse Company for its litigation expenditures; and (b) second, as to any remainder, retained by Company, but treated as Net Sales for the purpose of determining the royalties due to Penn under Section 3.4.
     8.3. Intervention. Penn reserves the right to intervene at Penn’s expense and join Company in any litigation under Section 8.2 after first giving notice of such intention to intervene to Company. If Penn elects to participate in any such litigation, then, in lieu of the division of recoveries specified in Section 8.2, financial recoveries from any such litigation will be shared between Company and Penn in proportion with their respective shares of the aggregate litigation expenditures by Company and Penn or as otherwise agreed to by Penn and Company.
     8.4. Penn Prosecution. If Company does not prosecute any infringement of the Penn Patent Rights, then Penn may elect to prosecute such infringement at Penn’s expense. If Penn elects to prosecute such infringement, then financial recoveries will be retained by Penn in their entirety.
     8.5. Cooperation. In any litigation under this Article 8, either party at the request and expense of the party, will cooperate to the fullest extent reasonably possible. This Section 8.5 will not be construed to require either party to undertake any activities, including legal discovery, at the request of any third party, except as may be required by lawful process of a court of competent jurisdiction.
9. DISCLAIMER OF WARRANTIES
     9.1. Disclaimer. THE PENN PATENT RIGHTS, LICENSED PRODUCTS AND ANY OTHER TECHNOLOGY LICENSED UNDER THIS AGREEMENT ARE PROVIDED ON AN “AS IS” BASIS. PENN MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF ACCURACY, COMPLETENESS, PERFORMANCE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMMERCIAL UTILITY, NON-INFRINGEMENT OR TITLE.
10. LIMITATION OF LIABILITY
     10.1. Limitation of Liability. PENN WILL NOT BE LIABLE TO COMPANY, ITS AFFILIATES, OR SUBLICENSEES, ITS SUCCESSORS OR ASSIGNS, OR ANY THIRD PARTY WITH RESPECT TO ANY CLAIM: ARISING FROM COMPANY’S USE OF THE PENN PATENT RIGHTS, LICENSED PRODUCTS OR ANY OTHER TECHNOLOGY LICENSED UNDER THIS AGREEMENT; ARISING FROM THE DEVELOPMENT, TESTING, MANUFACTURE, USE OR SALE OF LICENSED PRODUCTS; OR FOR LOST PROFITS, BUSINESS INTERRUPTION, OR INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OF ANY KIND.

11. INDEMNIFICATION
     11.1. Indemnification. Company will defend, indemnify, and hold harmless Penn, and its trustees, officers, faculty, agents, employees and students (each, an “Indemnified Party”), from and against any and all liability, loss, damage, action, claim, or expense suffered or incurred by the Indemnified Parties, including attorneys’ fees and expense (collectively, "Liabilities”) arising out of or resulting from: (a) the development, testing, use, manufacture, promotion, sale or other disposition of any Penn Patent Rights or Licensed Products by Company, its Affiliates or sublicensees; (b) any material breach of this Agreement by Company or its Affiliates or sublicensees; and (c) the enforcement of this Article 11 by any Indemnified Party. Liabilities include, but are not limited to: (x) any product liability or other claim of any kind related to use by a third party of a Licensed Product that was manufactured, sold or otherwise disposed of by Company, its Affiliates, sublicensees, assignees or vendors or third parties; (y) a claim by a third party that the Penn Patent Rights or the design, composition, manufacture, use, sale or other disposition of any Licensed Product infringes or violates any patent, copyright, trade secret, trademark or other intellectual property right of such third party; and (z) clinical trials or studies conducted by or on behalf of Company, its Affiliates, sublicensees, assignees or vendors or third parties relating to the Penn Patent Rights or the Licensed Products, such as claims by or on behalf of a human subject of any such clinical trial or study.
     11.2. Other Provisions. Company shall not settle or compromise any claim or action giving rise to Liabilities in any manner that imposes any restrictions on obligations on Penn or grants any rights to the Penn Patent Rights or the Licensed Products without Penn’s prior written consent. If Company fails or declines to assume the defense of any claim or action within thirty (30) days after notice of the claim or action, then Penn may assume the defense of such claim or action for the account and at the risk of Company, and any Liabilities related to such claim or action will be conclusively deemed a liability of Company. The indemnification rights of the Indemnified Parties under this Article 11 are in addition to all other rights that an Indemnified Party may have at law, in equity or otherwise.
12. INSURANCE
     12.1. Coverages. Before any Licensed Product is to be tested on or administered to a living human subject, Company will procure and maintain insurance policies for the following coverages with respect to personal injury, bodily injury and property damage arising out of Company’s performance under this Agreement: (a) during the Term, comprehensive general liability, including broad form and contractual liability, in a minimum amount of $2,000,000 combined single limit per occurrence and in the aggregate; (b) prior to the commencement of clinical trials involving Licensed Products, clinical trials coverage in a minimum amount of $2,000,000 combined single limit per occurrence and in the aggregate; and (c) prior to the sale of the first Licensed Product, product liability coverage, in a minimum amount of $3,000,000 combined single limit per occurrence and in the aggregate. Penn may review periodically the adequacy of the minimum amounts of insurance for each coverage required by this Section 12.1, and

Penn reserves the right to require Company to adjust the limits accordingly in accordance with customary industry standards. The required minimum amounts of insurance do not constitute a limitation on Company’s liability or indemnification obligations to Penn under this Agreement.
     12.2. Other Requirements. The policies of insurance required by Section 12.1 will be issued by an insurance carrier with an A.M. Best rating of “A” or better and will name Penn as an additional insured with respect to Company’s performance under this Agreement. Company will provide Penn with insurance certificates evidencing the required coverage within thirty (30) days after commencement of each policy period and all renewal periods. Company will use its reasonable best efforts to cause each certificate to provide that the insurance carrier will notify Penn in writing at least thirty (30) days prior to the cancellation or material change in coverage.
13. ADDITIONAL PROVISIONS
     13.1. Independent Contractors. The parties are independent contractors. Nothing contained in this Agreement is intended to create an agency, partnership or joint venture between the parties. At no time will either party make commitments or incur any charges or expenses for or on behalf of the other party.
     13.2. No Discrimination. Neither Penn nor Company will discriminate against any employee or applicant for employment because of race, color, sex, sexual or affectional preference, age, religion, national or ethnic origin, handicap, or veteran status.
     13.3. Compliance with Laws. Company shall comply with all prevailing laws, rules and regulations that apply to its activities or obligations under this Agreement. Company will comply with applicable United States export laws and regulations. The transfer of certain technical data and commodities may require a license from the applicable agency of the United States government and/or written assurances by Company that Company shall not export data or commodities to certain foreign countries without prior approval of the agency. Penn does not represent that no license is required, or that, if required, the license will issue.
     13.4. Modification, Waiver and Remedies. This Agreement may only be modified by a written amendment that is executed by an authorized representative of each party. Any waiver must be express and in writing. No waiver by either party of a breach by the other party will constitute a waiver of any different or succeeding breach. Unless otherwise specified, all remedies are cumulative.
     13.5. Assignment. Company may not assign this Agreement or any part of it, either directly or by merger or other operation of law, without the prior written consent of Penn. Penn will not unreasonably withhold or delay its consent, and will raise any objection to such assignment within thirty (30) days of notice from Company, provided that: (a) at least thirty (30) days before the proposed transaction, Company gives Penn written notice and such background information as may be reasonably necessary to enable Penn to give an informed consent; (b) the assignee agrees in writing to be legally bound by this Agreement; and (c) the assignee agrees in writing to deliver to Penn an updated Development Plan within forty-five (45) days after the closing of the proposed transaction. Any permitted assignment will not relieve Company of responsibility for the performance of any obligation of Company that has accrued at the time of the assignment. Any prohibited assignment will be null and void. Notwithstanding anything above to the contrary, Company may assign this Agreement at any time if the assignee had revenues equal to or greater than one billion dollars ($1,000,000,000) in the fiscal year prior to the assignment.
     13.6. Notices. Any notice or other required communications (each, a “Notice”) must be in writing, addressed to the party’s respective Notice Address listed on the signature page, and delivered: (a) personally; (b) by certified mail, postage prepaid return, receipt requested; (c) by recognized overnight courier service, charges prepaid; or (d) by facsimile. A Notice will be deemed received: if delivered personally, on the date of delivery; if mailed, five (5) days after deposit in the United States mail; if sent via courier, one (1) business day after deposit with the courier service; or if sent via facsimile, upon receipt of confirmation of transmission provided that a confirming copy of such Notice is sent by certified mail, postage prepaid, return receipt requested.
     13.7. Severability and Reformation. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, then the remaining provisions of this Agreement will remain in full force and effect. Such invalid or unenforceable provision will be automatically revised to be a valid or enforceable provision that comes as close as permitted by law to the parties original intent.
     13.8. Headings and Counterparts. The headings of the articles and sections included in this Agreement are for convenience only and are not intended to affect the meaning or interpretation of this Agreement. This Agreement may be executed in several counterparts, all of which taken together will constitute the same instrument.
     13.9. Governing Law. This Agreement will be governed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the conflict of law provisions of any jurisdiction.
     13.10. Dispute Resolution. If a dispute arises between the parties concerning any right or duty under this Agreement, then the parties will confer, as soon as practicable, in an attempt to resolve the dispute. If the parties are unable to resolve the dispute amicably, then the parties will submit to the exclusive jurisdiction of, and venue in, the state and Federal courts located in the Eastern District of Pennsylvania with respect to all disputes arising under this Agreement.
     13.11. Integration. This Agreement with its Exhibits and the Equity Documents, and the Gewirtz License Agreement, contain the entire agreement between the parties with respect to the Penn Patent Rights and the License and supersede all other oral or written representations, statements or agreements with respect to such subject matter, including but not limited to any term sheet.

     Each party has caused this Agreement to be executed by its duly authorized representative.

THE TRUSTEES OF THE UNIVERSITY OF PENNSYLVANIA			ACUITY PHARMACEUTICALS, INC.
By:	/s/ Louis P. Berneman		By:	/s/ Dale R. Pfost
	Name:	Louis P. Berneman		Name:	Dale R. Pfost
	Title:	Managing Director, Center for Technology Transfer		Title:	President and Chief Executive Officer

Address:	Center for Technology Transfer	Acuity Pharmaceuticals, Inc.
	University of Pennsylvania	C/O Center for Technology Transfer
	3160 Chestnut Street, Suite 200	University of Pennsylvania
	Philadelphia, PA 19104-6283	3160 Chestnut Street, Suite 200
	Attention: Managing Director	Philadelphia, PA 19104-6283
Attention: Dale R. Pfost

Required	Office of General Counsel	Drinker Biddle & Reath LLP
copy to:	University of Pennsylvania	One Logan Square
	133 South 36th Street, Suite 300	18th and Cherry Streets
	Philadelphia, PA 19104-3246	Philadelphia, PA 19103-6996
	Attention: General Counsel	Attention: Neil K. Haimm, Esq.